BARRETT & COMPANY

FINANCIAL STATEMENTS

December 31, 2018

CONTENTS



BATCHELOR FRECHETTE McCRORY MICHAEL & CO.

CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS

Paul D. Frechette
Edward F. McCrory
Jean Saylor
Michael S. Resnick
Stephen G. Noyes

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
Barrett & Company
Providence, Rhode Island

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Barrett & Company (the Company) as of December 31, 2018, and the related statement of income, changes in stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial condition of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supporting Schedules

The supporting schedules required by Rule 17a-5 under the Securities and Exchange Act of 1934 ("SEA") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supporting schedules are the responsibility of Company's management. Our audit procedures included determining whether the information in the supporting schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supporting schedules. In forming our opinion on the supporting schedules, we evaluated whether the supporting schedules, including its form and content, are presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supporting schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Batchelor, Frechette, McCrory, Michael & Co.

We have served as the Company's auditor since 1996.

Providence, Rhode Island
February 20, 2019

40 Westminster Street, Suite 600 Providence, RI 02903 | P: 401.621.6200 F: 401.621.6209 www.bfmmcpa.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-44856

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/18____ AND ENDING____12/31/18____
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Barrett & Company

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

42 Weybosset Street

_____(No. and Street)_____

Providence   **RI**   **02903**
_____(City)_____   _____(State)_____   _____(Zip Code)_____

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wilson G. Saville   **(401)351-1000**
                                                            (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Frechette, McCrory, Michael & Co.
_____(Name - if individual, state last, first, middle name)_____
40 Westminster Street   **Providence**   **RI**   **02903**
_____(Address)_____   _____(City)_____   _____(State)_____   _____(Zip Code)_____

CHECK ONE:
    ☒Certified Public Accountant
    ☐Public Accountant
    ☐Accountant not resident in United States or any of its possessions.

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, Wilson G. Saville, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Barrett & Company, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTY N. HILL MY COMMISSION EXPIRES DEC. 01 2022 STATE OF RHODE ISLAND NOTARY PUBLIC

Signature [signature]

Title PRES.

[signature] Christy N Hill

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the
  Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BARRETT & COMPANY

STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS

Cash	$	299,122
Receivables from clearing organizations		40,043
Securities owned, at market value		3,723
Furniture and office equipment, at cost, less accumulated		
depreciation $129,038		37,013
Prepaid expenses		16,172
Other assets		17,350
	$	413,423

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Capital lease obligation	$	22,526
Accounts payable and accrued expenses		28,610
		51,136

CONTINGENCY

STOCKHOLDER'S EQUITY

Common stock, no par value, 1,000 shares authorized,		
269 shares issued and 244 shares outstanding		275,000
Additional paid-in capital		598,886
Retained deficit		(483,189)
		390,697
Less cost of treasury stock, 25 shares		(28,410)
		362,287
	$	413,423

BARRETT & COMPANY

STATEMENT OF INCOME
Year Ended December 31, 2018

REVENUES		
Commissions	$	1,770,497
Asset management fees		1,452,537
Gain on firm's securities trading accounts		5,821
Margin interest		69,471
Other revenue		210,443
		3,508,769
EXPENSES		
Stockholder officer's compensation and benefits		633,065
Employee compensation and benefits		1,941,578
Clearance charges paid to nonbrokers		157,292
Communications		150,017
Occupancy and equipment costs		168,724
Regulatory fees and expenses		15,527
Taxes, other than income taxes		114,467
Outside services		158,118
Other operating expenses		152,385
		3,491,173
NET INCOME	$	17,596

BARRETT & COMPANY

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2018

	Common Stock		Additional	Treasury	Retained	Total
	Shares	Amount	Paid-in Capital	Stock	Deficit	Stockholder's Equity
Balances at January 1, 2018	244	$ 275,000	$ 598,886	$ (28,410)	$ (500,785)	$ 344,691
Net income	-	-	-	-	17,596	17,596
Balances at December 31, 2018	244	$ 275,000	$ 598,886	$ (28,410)	$ (483,189)	$ 362,287

See Notes to Financial Statements

BARRETT & COMPANY

STATEMENT OF CASH FLOWS
Year Ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	17,596
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation		11,321
Change in assets and liabilities:		
(Increase) decrease in:		
Receivables from clearing organizations		55,177
Securities owned, at market value		(3,214)
Prepaid expenses		(16,172)
Other assets		(15,648)
Increase (decrease) in:		
Accounts payable and accrued expenses		5,922
Net cash provided by operating activities		54,982
CASH FLOWS FROM INVESTING ACTIVITY		
Capital expenditures		(4,635)
Net cash used in investing activity		(4,635)
CASH FLOWS FROM FINANCING ACTIVITY		
Principal payments on capital lease obligation		(5,033)
Net cash used in financing activity		(5,033)
Net increase in cash		45,314
CASH		
Beginning		253,808
Ending	$	299,122
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Interest	$	2,712
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND		
FINANCING ACTIVITY		
Disposal of fully depreciated fixed assets	$	35,015

Note 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Barrett & Company (The Company), located in Providence, Rhode Island, with customers located mainly throughout New England, is in the business of purchasing and selling securities and is a market-maker in certain securities.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission (SEC) and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

A summary of the Company's significant accounting policies follows:

Revenue recognition: In May 2014 and in subsequent amendments, the Financial Accounting Standards Board (FASB) issued ASU No. 2014-09 which amended the Revenue from Contracts with Customers (Topic 606) of the Accounting Standards Codification. The core principle of the new guidance is that an entity should recognize revenue to reflect the transfer of goods and services to customers in an amount equal to the consideration the entity receives or expects to receive. ASU No. 2014-09 defines a five step process to achieve this core principle, and in doing so, more judgment may be required within the revenue recognition process. Management has adopted this five step approach and does not believe that the implementation of this standard affects the way revenue is being recognized.

The following represent the Company's significant revenue streams:

Brokerage commissions: Securities transactions and the related commission revenues and expenses are recorded on a settlement date basis, which is generally the second business day following the date a transaction is executed. The effect of transactions executed but not yet settled is not significant.

Investment advisory fees: Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Marketable investment securities: Marketable investment securities are valued at market. Securities not readily marketable are valued at fair value as determined by management.

Income taxes: The Company, with the consent of its stockholder, has elected to be an "S" Corporation under the Internal Revenue Code. In lieu of paying corporate income taxes, the stockholder is taxed individually on the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been made.

NOTES TO FINANCIAL STATEMENTS
December 31, 2018

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined there are no uncertain income tax positions.

Property, equipment and depreciation: Property and equipment are stated at cost. Depreciation is provided on a straight-line basis using estimated useful lives of three to ten years. Leasehold improvements are amortized over the economic useful life of the improvement. The depreciation expense and accumulated depreciation for the year ended December 31, 2018 were $11,321 and $129,038, respectively.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs: The Company charges advertising costs to expense as incurred. Advertising costs for the year ended December 31, 2018 were $85.

Accounting pronouncements to be adopted: In February 2016, FASB issued ASU No. 2016-02, Leases (Topic 842), which provides guidance for accounting for leases. The new guidance requires organizations to recognize the assets and liabilities for the rights and obligations created by leased assets, initially measured at the present value of the lease payments. The accounting guidance for lessors is largely unchanged. The ASU is effective for annual periods beginning after December 15, 2018. The Company expects to adopt the provisions of this guidance on January 1, 2019. ASU No. 2016-02 requires a modified retrospective approach for all leases existing at, or entered into after, the date of initial application, with an option to elect to use certain transition relief. The Company's current lease arrangements expire through 2020 and the Company is currently evaluating the impact this guidance will have on the Company's financial statements.

Note 2. REVENUE FROM CONTRACTS WITH CUSTOMERS

Revenue from contracts with customers includes brokerage commissions and investment advisory fees. The Company adopted ASC 606 effective January 1, 2018 and determined that no adjustment to opening balances in stockholder's equity was required.

NOTES TO FINANCIAL STATEMENTS
December 31, 2018

Note 2. REVENUE FROM CONTRACTS WITH CUSTOMERS (CONTINUED)

Significant judgments

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time and when to recognize revenue based on the appropriate measure of the Company's progress under the contract.

Performance obligations

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

The following provides detailed information on the recognition of the Company's revenue from contracts with its customers:

Brokerage Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Securities transactions and the related commission revenues and expenses are recorded on a settlement date basis. The effect of not recording these transactions on a trade date basis when the performance obligation is satisfied as required by generally accepted accounting principles is not material to these financial statements.

Investment advisory fees

The Company provides investment advisory services on a daily basis. The Company believes that the performance obligation for providing advisory fees is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to client's assets under management. Investment advisory fees are received quarterly and are recognized at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Costs to Obtain or Fulfill a Contract with Customers

The Company has elected to expense incremental or avoidable to obtain a contract with a customer since the amortization period for these costs would be one year or less.

Note 2. REVENUE FROM CONTRACTS WITH CUSTOMERS (CONTINUED)

Disaggregated Revenue from Contracts with Customers

The following table represents commission revenue by major source:

Commissions - over the counter	$	656,257
Commissions - listed		542,949
Mutual fund trail commissions		241,573
Closed-end mutual funds		220,460
Master limited partnerships		73,710
Other		35,548
	$	1,770,497

Note 3. CASH

The Company maintains its cash accounts in one commercial bank. At times, the amount in the accounts may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash. The amount on deposit at December 31, 2018 exceeded insurance limits by approximately $55,000.

Note 4. NFS AGREEMENT

The Company has an agreement with National Financial Services, LLC (NFS). Under this agreement, NFS clears transactions on a fully disclosed basis for accounts of Barrett & Company and of the Company's customers, which are introduced by the Company and accepted by NFS. NFS maintains stock records and other records on a basis consistent with generally accepted practices in the securities industry and maintains copies of such records in accordance with the FINRA and SEC guidelines for record retention. NFS is responsible for the safeguarding of all funds and securities delivered to and accepted by it. NFS prepares and sends to customers monthly or quarterly statements of account. Barrett & Company does not generate and/or prepare any statements, billings or compilations regarding any account. The Company examines all monthly statements of account, monthly statements of clearing services and other reports provided by NFS and notifies NFS of any error. NFS charges the Company for clearing services. NFS also collects all commissions on behalf of the Company and makes payments to the Company for its share of commissions. This agreement between the two parties can be terminated by either party by giving ninety days prior written notification at the end of the three year agreement to the other party.

The Company carries its receivable from NFS at cost. If a customer of the Company did not pay NFS a commission, the assets of that customer's account would be liquidated to cover any amount owed for the commission. Any shortfall between the value of the assets and the amount owed for the commission would have to be absorbed by the Company as bad debt. The Company has deemed an allowance for such a loss as unnecessary, since historically these losses have been minimal and immaterial.

Note 5.   FAIR VALUE

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- *Level 1*. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- *Level 2*. Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
- *Level 3*. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Exchange-Traded Equity Securities. Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 or level 3 of the fair value hierarchy.

NOTES TO FINANCIAL STATEMENTS
December 31, 2018

Note 5. **FAIR VALUE (CONTINUED)**

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2018:

	Level 1	Level 2	Level 3	Netting and Collateral	Total
ASSETS					
Securities owned:					
Equities	$ 3,723	$ -	$ -	$ -	$ 3,723
	$ 3,723	$ -	$ -	$ -	$ 3,723

There were no transfers between level 1 and level 2 during the year.

Additional Disclosures About the Fair Value of Financial Instruments (Including Financial Instruments Not Carried at Fair Value)

GAAP requires disclosure of the estimated fair value of certain financial instruments, and the methods and significant assumptions used to estimate their fair values. Financial instruments within the scope of these disclosure requirements are included in the following table. Certain financial instruments that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include cash, short-term receivables, borrowings, accounts payable, and other liabilities.

The following table presents the carrying values and estimated fair values at December 31, 2018, of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy.

	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
ASSETS					
Cash	$ 299,122	$299,122	$ -	$ -	$ 299,122
Receivables from clearing organizations	40,043	-	40,043	-	40,043
Prepaid expenses	16,172		16,172		16,172
Other assets	17,350	-	17,350	-	17,350
	$ 372,687	$299,122	$73,565	$ -	$ 372,687
LIABILITIES					
Capital lease obligation	$ 22,526	$ -	$22,526	$ -	$ 22,526
Accounts payable and accrued expenses	28,610	-	28,610	-	28,610
	$ 51,136	$ -	$51,136	$ -	$ 51,136

Note 6. OPERATING LEASES

The Company leases office space in Providence, Rhode Island, certain office equipment, and a vehicle under operating lease agreements. The Providence office space is leased from a related party (See Note 10). The various leases expire through February 2020. Total lease expense for the year ended December 31, 2018 was $111,764.

At December 31, 2018, future minimum lease payments for the office space, equipment, and vehicle were as follows:

Years ending December 31		
2019	$	98,649
2020		15,000
	$	113,649

Note 7. CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

The Company is exempt from segregated reserve bank accounts for the benefit of customers under Rule 15c3-3 as all transactions are cleared through another broker/dealer on a fully disclosed basis.

Note 8. NET CAPITAL REQUIREMENT

Pursuant to the net capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2018, the Company had net capital and net capital requirements of $288,029 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) at December 31, 2018 was 0.18 to 1.

Note 9. STATEMENT PURSUANT TO PARAGRAPH (d) OF RULE 17a-5

There are no material differences between the computation of net capital and the corresponding computation prepared by and included in the Company's unaudited Part IIA Focus Report filing as of December 31, 2018.

Note 10. **RELATED PARTY TRANSACTIONS**

The Company has entered into the following transactions with related parties:

The Company leases its Providence office space from Wilcox Partners, a Rhode Island real estate partnership. The Company's sole stockholder owns a 33% interest in the partnership. The space is leased under a noncancelable lease that expires in February 2020. Rent expense related to the lease amounted to $99,000 for the year ended December 31, 2018.

Pursuant to Section IX of the agreement to offer clearing and execution services by National Financial Services, LLC (NFS), Barrett & Company must maintain a balance of $250,000 in an escrow account. The stockholder of the Company has pledged certain personally owned marketable securities to fulfill this obligation.

Note 11. **PENSION PLAN**

The Company has a contributory 401(k) profit sharing plan. The plan covers substantially all of its employees who have completed one month of service and attained age 21 for employee deferrals. The Plan's assets are held by NFS. The Company has the discretion to match employee deferrals for those employees who have completed six months of service and attained age 21. The Company did not make profit sharing contributions in 2018.

Note 12. **OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK**

As discussed in Note 4, the Company's customer securities transactions are introduced on a fully-disclosed basis with NFS. NFS carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein NFS may charge any losses it incurs to the Company. The Company seeks to minimize the risk through procedures designed to monitor the credit worthiness of its customers and insure that customer transactions are executed properly by NFS.

NOTES TO FINANCIAL STATEMENTS
December 31, 2018

Note 13.   CAPITAL LEASE OBLIGATION

The Company leases office equipment under an agreement that is classified as a capital lease. The cost of equipment under capital lease is included in the Statement of Financial Condition as furniture and office equipment and was $29,882 at December 31, 2018. Accumulated amortization of the leased equipment was $8,965 at December 31, 2018. Amortization of the asset under capital lease is included in depreciation expense.

The future minimum lease payments required under the capital lease as of December 31, 2018 are as follows:

Years ending December 31		
2019	$	7,746
2020		7,746
2021		7,746
2022		3,876
Total minimum lease payments	$	27,114
Less: Amount representing interest		(4,588)
Present value of net minimum lease payments	$	22,526

Note 14.   CONTINGENCIES

The Company was a respondent to a complaint filed with the Rhode Island Department of Business Regulation by former customers who alleged violations of state rules and regulations. The Company has responded to all requests for information thus far. Given the status of this matter, it is not possible at this time to determine the outcome of this case. No accrual has been included in the accompanying financial statement for any potential loss arising from this claim.

Note 15.   SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 20, 2019, the date the financial statements were available to be issued and determined that there have been no events that have occurred that would require adjustments to the financial statements.

BARRETT & COMPANY

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2018

AGGREGATE INDEBTEDNESS		
Other accrued expenses	$	28,610
Capital lease obligation		22,526
Total aggregate indebtedness	$	51,136
Minimum required net capital	$	100,000
NET CAPITAL		
Stockholder's equity	$	362,287
Deductions:		
Furniture and office equipment, net of accumulated depreciation		37,013
Prepaid expenses		16,172
Other assets		17,350
Securities owned, at market value		3,723
Haircuts on securities owned		-
Net capital		288,029
Minimum required net capital		100,000
Capital in excess of minimum requirement	$	188,029
Ratio of aggregate indebtedness to net capital		0.18 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2018.

BARRETT & COMPANY

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2018

The Company has been exempt from Rule 15c3-3 because all customer transactions are cleared through another broker/dealer, National Financial Services, LLC (NFS), on a fully disclosed basis.

BARRETT & COMPANY

SCHEDULE III

**INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2018**

All customer transactions are cleared through National Financial Services, LLC (NFS) on a fully disclosed basis. Thus, testing of the system and procedures to comply with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities, was not applicable.

BARRETT & COMPANY

SCHEDULE IV

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
As of December 31, 2018

SEGREGATION REQUIREMENTS   N/A

FUNDS ON DEPOSIT IN SEGREGATION   N/A

BARRETT & COMPANY

EXEMPTION REPORT

December 31, 2018



BATCHELOR
FRECHETTE
McCRORY
MICHAEL & CO.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS

Paul D. Frechette
Edward F. McCrory
Jean Saylor
Michael S. Resnick
Stephen G. Noyes

Report of Independent Registered Public Accounting Firm on Review of the Exemption Report

To the Board of Directors
Barrett & Company
Providence, Rhode Island

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Barrett & Company (the "Company") identified the following provision of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the exemption provision); and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2018 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Batchelor, Frechette,
McCrory, Michael & Co.

February 20, 2019

Barrett & Company
INVESTMENT SECURITIES
SINCE 1928

THE WILCOX BUILDING, 42 WEYBOSSET STREET, PROVIDENCE, RHODE ISLAND 02903 • 401 351-1000

EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

January 1, 2019

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Barrett & Company is a broker/dealer registered with the SEC and FINRA.
- Barrett & Company claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended December 31, 2018.
- Barrett & Company is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:

> The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with the clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4 , as are customarily made and kept by a clearing broker or dealer.

- Barrett & Company has met the identified exemption provisions in paragraph (k)(2)(ii) of Rule 15c3-3 throughout the period of January 1, 2018 through December 31, 2018 without exception.
- Barrett & Company has not recorded any exceptions to the exemption provision in paragraph (k)(2)(ii) of Rule 15c3-3 for the period of January 1, 2018 through December 31, 2018.

The above statements are true and correct to the best of my and the Firm's knowledge.



Wilson G. Saville, President